DD
12/28/12

SEC
Mail Processing
Section

DEC 27 2012

Washington DC
402

SECUR  ION

12061756

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 10646

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2011 (MM/DD/YY) AND ENDING October 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hefren-Tillotson, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

308 Seventh Avenue
(No. and Street)

Pittsburgh (City) PA (State) 15222 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Niesslein 412-633-1599
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lally & Co., LLC
(Name – *if individual, state last, first, middle name*)

5700 Corporate Drive, Suite 800 (Address) Pittsburgh (City) PA (State) 15237 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, Joseph Niesslein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hefren-Tillotson, Inc., as of October 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Gale A. Rezner, Notary Public
City of Pittsburgh, Allegheny County
My commission expires March 28, 2013

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HEFREN-TILLOTSON, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION

OCTOBER 31, 2012



Lally & Co.

CPAs and Business Advisors

HEFREN-TILLOTSON, INC.
FINANCIAL STATEMENTS
AND
ACCOMPANYING INFORMATION
OCTOBER 31, 2012

CONTENTS



Lally & Co.

CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Hefren-Tillotson, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of **Hefren-Tillotson, Inc.**, (the "Company") as of October 31, 2012, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Hefren-Tillotson, Inc.** as of October 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in pages 15 through 17 required by rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Lally & Co. LLC

December 13, 2012

HEFREN-TILLOTSON, INC.
STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2012

ASSETS	
Cash and Cash Equivalents	$ 1,172,823
Deposits with Clearing Organization	100,000
Receivable From Clearing Organization	3,051,416
Investment Advisory Fees Receivable	161,873
Receivables - Other	26,089
Notes and Advances Receivable - Officers and Employees	480,829
Prepaid Expenses	716,861
Securities Owned - At Market Value	17,234,068
Securities Owned - Not Readily Marketable	7,134
Property and Equipment - At Cost, Less Accumulated Depreciation and Amortization of $2,912,872	2,686,226
Total Assets	$ 25,637,319

LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Commissions and Other Compensation Payable	$ 4,417,068
Income Taxes Payable, Including Deferred Income Taxes Payable	441,127
Accrued Retirement Plan Liability	1,429,342
Accounts Payable, Accrued Expenses, and Other Liabilities	407,910
Deferred Investment Advisory Fees	4,572,577
Due to Affiliates	1,087,483
Total Liabilities	12,355,507
Stockholder's Equity	
Common Stock - Par Value $10 Per Share; 50,000 Shares Authorized; 29,012 Shares Issued and Outstanding	290,120
Additional Paid-In Capital	2,637,178
Retained Earnings	10,354,514
Total Stockholder's Equity	13,281,812
Total Liabilities and Stockholder's Equity	$ 25,637,319

The accompanying notes are an integral part of these financial statements.

HEFREN-TILLOTSON, INC.
STATEMENT OF INCOME
YEAR ENDED OCTOBER 31, 2012

REVENUE	
Investment Advisory Fees	$ 25,256,003
Service Fees	8,847,237
Principal Transactions	5,756,987
Commissions	2,524,042
Other	1,681,169
Total Revenue	44,065,438
EXPENSES	
Employee Compensation and Benefits	30,957,917
Exchange and Clearance Fees	1,103,434
Occupancy	1,139,341
Communications and Data Processing	436,586
Other Operating Expenses	5,922,966
Total Expenses	39,560,244
Income From Operations	4,505,194
OTHER INCOME (EXPENSES)	
Other	50
Interest Expense	(131,474)
Total Other Income (Expenses)	(131,424)
Income Before Provision for Income Taxes	4,373,770
PROVISION FOR INCOME TAXES	
Income Taxes - Current	1,617,066
Income Taxes - Deferred	74,370
Total Income Taxes	1,691,436
Net Income	$ 2,682,334

The accompanying notes are an integral part of these financial statements.

HEFREN-TILLOTSON, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED OCTOBER 31, 2012

	Common Stock				
	Number of Shares	Par Value Amount	Additional Paid-In Capital	Retained Earnings	Total
Balance, October 31, 2011	29,012	$ 290,120	$ 2,412,632	$ 8,977,720	$ 11,680,472
Net Income	-	-	-	2,682,334	2,682,334
Stock-Based Compensation Recognized	-	-	224,546	-	224,546
Dividends	-	-	-	(1,305,540)	(1,305,540)
Balance, October 31, 2012	29,012	$ 290,120	$ 2,637,178	$ 10,354,514	$ 13,281,812

The accompanying notes are an integral part of these financial statements.

HEFREN-TILLOTSON, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED OCTOBER 31, 2012

Subordinated Borrowings at October 31, 2011	$ -
Increases	-
Decreases	-
Subordinated Borrowings at October 31, 2012	$ -

The accompanying notes are an integral part of these financial statements.

HEFREN-TILLOTSON, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED OCTOBER 31, 2012

OPERATING ACTIVITIES	
Net Income	$ 2,682,334
Noncash Items Included in Net Income	
Stock-Based Compensation Recognized	224,546
Depreciation and Amortization Expense	377,897
Deferred Income Taxes	74,370
Net Change In Operating Assets and Liabilities (Note 16)	(167,769)
Net Cash and Cash Equivalents From Operating Activities	3,191,378
INVESTING ACTIVITIES	
Payments Received on Notes Receivable - Officers and Employees	269,278
Property and Equipment Acquired	(2,227,067)
Net Cash and Cash Equivalents From Investing Activities	(1,957,789)
FINANCING ACTIVITIES	
Dividends Paid	(1,305,540)
Net Decrease in Cash and Cash Equivalents	(71,951)
Cash and Cash Equivalents - Beginning	1,244,774
Cash and Cash Equivalents - Ending	$ 1,172,823
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash Paid for Interest	$ 131,474
Cash Paid for Income Taxes	$ 1,436,011

The accompanying notes are an integral part of these financial statements.

1 - ORGANIZATION AND NATURE OF BUSINESS

Hefren-Tillotson, Inc. is a registered investment advisor, registered securities broker-dealer, and a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investment Protection Corporation ("SIPC"). The Company conducts the majority of its business from its principal office in Pittsburgh, along with five additional offices throughout Western Pennsylvania. The Company is a wholly owned subsidiary of Masterplan, Inc. (the "Parent").

The Company provides professional financial counseling and planning services to individuals, businesses, foundations, and retirement plans. It offers discretionary and non-discretionary investment advisory management services, traditional security broker-dealer products, and insurance products.

2 - SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting

The financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Expense Recognition

Investment advisory fees and service fees are received quarterly and are recognized as earned on a pro rata basis over the term of the billing period.

Principal and agency security transactions and related commission revenue are recorded on a trade date basis, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Commissions and related clearing expenses on customers' securities transactions are also recorded on a trade date basis as the securities transactions occur.

Cash and Cash Equivalents and Concentrations of Credit Risk

For purposes of reporting cash flows, the Company considers checking accounts to be cash equivalents. Financial instruments which potentially expose the Company to concentrations of credit risk consist of cash, demand deposits and highly-liquid investments with financial institutions, and accounts receivable.

The Company places its cash with a financial institution which management considers financially secure. However, at times such deposits may be in excess of the Federal Deposit Insurance Corporation limit.

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents and Concentrations of Credit Risk (Continued)

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, institutional and individual investors, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

Securities Positions

Securities are recorded at fair value in accordance with the FASB ASC topic on Fair Value Measurements and Disclosures.

Property and Equipment

Property and equipment are recorded at cost and are depreciated and amortized on a straight-line basis over the estimated useful lives of the assets. Maintenance and repairs, which do not extend the lives of the applicable assets, are charged to operations as incurred. Gain or loss resulting from the retirement or other disposition of assets is included in income.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between the years.

The Company follows the guidance of the FASB ASC topic on Income Taxes. No amounts have been recognized within the financial statements for taxes, interest, or penalties relating to uncertain tax positions. In addition, the Company does not anticipate any changes to their tax positions within the next 12 months. In general, the Company's tax positions for open tax years remain subject to examination by the tax authorities in the jurisdictions in which the Company operates.

Advertising

The Company expenses advertising costs as incurred. Advertising and sponsorship costs were approximately $1,124,600 for the year ended October 31, 2012.

Stock-Based Compensation

The company follows the provisions of FASB ASC topic on Stock Compensation for stock-based compensation payments awarded to company employees by the Parent. This statement requires compensation expense to be measured based on the estimated fair value of the Parent's stock-based awards and recognized in income on a straight-line basis over the requisite service period, which is generally the vesting period or the period of forfeiture lapse.

2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Subsequent Events Evaluation

The accompanying financial statements include an evaluation of events or transactions that have occurred after October 31, 2012 and through December 13, 2012, the date the financial statements were issued.

3 - RECEIVABLE FROM CLEARING ORGANIZATION

The Company clears transactions on a fully disclosed basis. The net aggregated amount receivable or payable to the clearing organization as it relates to the aforementioned transactions earn or are charged interest at variable rates. Amounts payable, if any, are collateralized by securities owned and receivables due to the Company, subject to margin requirements.

At October 31, 2012, the Company had a receivable from the clearing organization amounting to approximately $3.1 million, of which $1.4 million represents sweep money market funds.

4 - NOTES AND ADVANCES RECEIVABLE - OFFICERS AND EMPLOYEES

From time to time, the Company makes advances and loans to certain officers and employees. Advances are generally made under short-term, non-interest bearing arrangements. Loans are made under promissory notes that call for fixed repayment terms of principal and interest and are collateralized with the Parent company stock. At October 31, 2012, the Company had advances outstanding of $86,926. At October 31, 2012, the Company also had notes receivable outstanding of $385,773 with accrued interest of $8,130. The notes have interest rates ranging from 2.74% to 4.50% per annum and mature in various years through May 2013.

5 - PROPERTY AND EQUIPMENT

Property and equipment consisted of approximately the following at October 31, 2012:

Land	$ 313,450
Building, Building Improvements, and Leasehold Improvements	1,747,701
Furniture, Fixtures, and Equipment	3,537,947
	5,599,098
Accumulated Depreciation	(2,912,872)
	$ 2,686,226

Depreciation expense recognized on property and equipment was $377,897 in 2012.

6 - SECURITIES OWNED OR SOLD BUT NOT YET PURCHASED

Marketable securities owned or sold but not yet purchased are stated at market value. The market values at October 31, 2012 are as follows:

	Owned	Sold But Not Yet Purchased
Money Market Funds	$ 105,026	$ -
Mutual Funds		
Short-Term Fixed Income	11,251,699	-
Fixed Income	2,607,572	-
Equity and Other	1,021,546	-
Municipal Bonds	2,248,225	
Equity Securities	7,134	-
	$ 17,241,202	$ -

7 - FAIR VALUE MEASUREMENTS

FASB ASC topic on Fair Value Measurements and Disclosures defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by the FASB ASC topic, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Valuations based on unadjusted quoted prices available in active markets for identical assets or liabilities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2: Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3: Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value.

7 - FAIR VALUE MEASUREMENTS (CONTINUED)

Certificates of Deposit, Money Market Funds, Mutual Funds, Corporate Bonds, and Municipal Bonds: Valued at closing price reported on the active market on which the individual securities are traded.

Equities: Valued at quoted market prices or at cost based on limited marketability.

There have been no changes in the methodologies used at October 31, 2012.

The following table summarizes the valuation of the assets by the fair value hierarchy as described above as of October 31:

	Level 1	Level 2	Level 3	Total
Money Market Funds	$ 1,542,626	$ -	$ -	$ 1,542,626
Mutual Funds				
Short-Term Fixed Income	11,251,699	-	-	11,251,699
Fixed Income	2,607,572	-	-	2,607,572
Equity and Other	1,021,546	-	-	1,021,546
Municipal Bonds	2,248,225	-	-	2,248,225
Equity Securities	-	7,134	-	7,134
	$ 18,671,668	$ 7,134	$ -	$ 18,678,802

8 - LEASE OBLIGATIONS

Through July 2012, the Company leased its principal office space from a partnership, whose partners include several officers and/or stockholders of the Company (see Note 12). The Company paid all of the utilities, taxes, repairs, and assessments incurred on the property as part of its lease obligation. During the fiscal year ended October 31, 2012, rent expense related to the principal office space was approximately $131,120, excluding operating costs.

The Company also leases other office facilities, automobiles, and office equipment from third parties under non-cancellable operating leases expiring at various dates through May 2018. During the fiscal year ended October 31, 2012, these rental expenses totaled approximately $650,000.

As of October 31, 2012, approximate future minimum lease payments under these lease agreements are as follows:

Year Ending October 31,	
2013	$ 679,200
2014	614,800
2015	610,800
2016	606,400
2017	239,600
Thereafter	179,700
	$ 2,930,500

9 - NET CAPITAL REQUIREMENTS

Hefren-Tillotson is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At October 31, 2012, Hefren-Tillotson had net capital of $7,985,511, which was $7,187,014 in excess of its required net capital of $798,497. The Company's net capital ratio was 1.5 to 1.

10 - INCOME TAXES

Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state tax return.

The current and deferred portions of income tax expense included in the statement of income, as determined in accordance with FASB ASC topic on Income Taxes are as follows:

	Current	Deferred	Total
Federal	$ 1,268,345	$ 70,337	$ 1,338,682
State	348,721	4,033	352,754
	$ 1,617,066	$ 74,370	$ 1,691,436

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, which primarily consists of depreciation and compensation recognized for stock awards. Permanent differences include non-deductible entertainment expenses, dues, and tax-free municipal bond interest. In addition, state tax differences include the gains on sales of municipal securities issued before February 1, 1994.

11 - RETIREMENT PLAN

The Company has a defined contribution plan (the "Plan") with both profit sharing and 401(k) features. Contributions under the Plan are limited and made in accordance with the Internal Revenue Code. All employer profit sharing contributions are at the discretion of management.

The Company did and plans to make a profit sharing contribution relating to the retirement plan for the Plan's calendar years ended December 31, 2011 and 2012, respectively. The contribution to the profit sharing plan by the company was approximately $1,662,500 for the fiscal year ended October 31, 2012.

12 - RELATED PARTY TRANSACTIONS

The Company leased its principal office space from a partnership, whose partners include several officers and/or stockholders of the Company (see Note 8). In July 2012, the Parent purchased the office building for an approximate cost of $1.57 million based on an independent valuation report.

12 - RELATED PARTY TRANSACTIONS (CONTINUED)

During the year, the Parent advanced $1,495,453 (including intercompany interest of $128,940) and received repayments of $1,454,093 from the Company. During the year, the Company's balance due increased by $41,360 to $1,087,483, which is the balance outstanding as of October 31, 2012.

The Company has an obligation to a former employee/stockholder for services rendered. As of October 31, 2012, the balance amounted to approximately $133,300. The Company is making equal monthly installments of approximately $8,300 until fully repaid. The obligation contains no provisions for interest.

13 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer and trading activities involve the execution, settlement, and financing of various securities transactions on either a cash or margin basis. These activities may expose the Company to off-balance-sheet risk in the event the counterparty to the transaction is unable to fulfill its contracted obligations.

14 - STOCK-BASED COMPENSATION

From time-to-time, the Parent company grants nonqualified stock options and enters into other stock-based compensation arrangements in which restricted and non-restricted stock is offered and issued to certain employees for the purchase or grant of its common stock. The stock options exercise and stock awards price, number of shares, vesting, and grant date are determined at the discretion of the Company's Board of Directors. Stock awards and options typically vest in five years or less from the issue date.

The Company follows the provisions of FASB ASC topic on Stock Compensation. As permitted, the Company accounts for these types of arrangements using the fair value method. The fair value of options and restricted stock awards was estimated on the date of grant.

Restricted Stock - Participants had been granted restricted stock awards in various years with an exercise price ranging from $3.00 to $3.49 per share, which was equal to the estimated fair value of stock on the grant date based on an independent valuation. Total compensation cost associated with the stock awards was $1,270,600 and is being recognized over a series of five-year service periods that begin on the grant date. Compensation cost in 2012 included under the caption "employee compensation and benefits" in the accompanying statement of income, recognized on stock awards granted was $224,546 generating a related tax benefit of approximately $85,300. Unrecognized compensation cost on stock awards as of October 31, 2012 was approximately $361,700.

Stock Options - No stock options were awarded during the year ended October 31, 2012.

15 - CONTINGENCIES

In the normal course of business, the Company is subject to proceedings, lawsuits, and other claims. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. Consequently, management is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters as of October 31, 2012. However, management believes that after final disposition, any resulting financial impact would not be material to the annual financial statements.

16 - STATEMENT OF CASH FLOWS

Components of the net change in operating assets and liabilities, as presented in the accompanying statement of cash flows, are as follows:

(Increase) Decrease in Operating Assets	
Receivable From Clearing Organization	$ (410,560)
Investment Advisory Fees Receivable	(61,080)
Receivables - Other	39,925
Prepaid Expenses	152,328
Securities Owned	(1,123,764)
Increase (Decrease) in Operating Liabilities	
Commissions and Other Compensation Payable	416,979
Accrued Retirement Plan Liability	116,979
Accounts Payable, Accrued Expenses, and Other Liabilities	(134,390)
Deferred Investment Advisory Fees	794,453
Due to Affiliates	41,361
Net Change in Operating Assets and Liabilities	$ (167,769)



SUPPLEMENTARY INFORMATION

HEFREN-TILLOTSON, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
OCTOBER 31, 2012

The Ownership Equity Qualified for Net Capital	$ 13,281,812
Liabilities Subordinated to Claims of General Creditors Allowable in Computation of Net Capital	-
Total Capital and Allowable Subordinated Liabilities	13,281,812
Deductions and/or Charges:	
Total Non-Allowable Assets From Statement of Financial Condition	(4,019,291)
Other Deduction-Deficit	(889)
Net Capital Before Haircuts on Security Positions	9,261,632
Haircuts on Securities:	
Exempted Securities	(1,013,941)
Debt Securities	(108,948)
Other Securities	(153,232)
	(1,276,121)
Net Capital	7,985,511
Net Capital Requirements	798,497
Excess Net Capital	$ 7,187,014

See report of independent auditors.

HEFREN-TILLOTSON, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
OCTOBER 31, 2012
(CONTINUED)

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of Form X-17A-5 as of October 31, 2012)

Net Capital, as Reported in Company's Part II (Unaudited) Focus Report, as Originally Filed	$ 7,985,511
Difference	-
Net Capital, as Reported in the Audited Financial Statements	$ 7,985,511

See report of independent auditors.

HEFREN-TILLOTSON, INC.
STATEMENT OF EXEMPTION FROM RESERVE REQUIREMENT COMPUTATION UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
OCTOBER 31, 2012

Hefren-Tillotson, Inc. claims exemption based on Regulation 240.15c3-3 under (k)(2)(ii). As an introducing broker-dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker (Pershing: SEC #8-17574) or other distributors. Hefren-Tillotson, Inc. promptly transmits all customer funds and securities to the clearing broker or other distributors, who carry all of the accounts of such customers and maintain and preserve such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or other distributors.

See report of independent auditors.

OTHER INFORMATION



Lally&Co.
CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

To the Board of Directors of Hefren-Tillotson, Inc.
Pittsburgh, Pennsylvania

In planning and performing our audit of the financial statements and supplementary schedules of **Hefren-Tillotson, Inc.** (the "Company"), as of and for the year ended October 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in a material respect indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, stockholders, counterparties, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Vavrinek & Co. LLC

December 13, 2012



Lally&Co.

CPAs and Business Advisors

Lally & Co., LLC
5700 Corporate Drive, Suite 800
Pittsburgh, Pennsylvania 15237-5851

412.367.8190 *office*
412.366.3111 *fax*
www.lallycpas.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of Hefren-Tillotson, Inc.
Pittsburgh, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended October 31, 2012, which were agreed to by **Hefren-Tillotson, Inc.** (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. (FINRA), SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement vendor records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended October 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended October 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (SIPC assessment analysis, 2012 interim financial statements, and Company general ledger account analyses) noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (SIPC assessment analysis, 2012 interim financial statements, and Company general ledger account analyses) supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Varney & Co. LLC

December 13, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended October 31, 2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-010646 FINRA OCT 12/30/1970
HEFREN TILLOTSON INC
308 SEVENTH AVENUE
PITTSBURGH, PA 15222-3909

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 71,859
   B. Less payment made with SIPC-6 filed (exclude interest) (34,157)
      May 10, 2012
      Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment)
   E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 37,702
   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 37,702
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hefren-Tillotson, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 27 day of November, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 11-1, 2011 and ending 10-31, 2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$44,065,438
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	40,598
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	40,598
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	14,172,590
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	923,758
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	191,412
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	67,297
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 2,534	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 7,464	
Enter the greater of line (i) or (ii)	7,464
Total deductions	15,362,521
2d. SIPC Net Operating Revenues	$28,743,515
2e. General Assessment @ .0025	$71,859 (to page 1, line 2.A.)